Exhibit 99.32

GCM Mining Corp.

Interim Condensed Consolidated Financial Statements (Unaudited)

For the three months ended March 31, 2022

GCM Mining Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited; Expressed in thousands of U.S. dollars)

	Notes	As at March 31, 2022	As at December 31, 2021

ASSETS
Current
Cash and cash equivalents		$ 315,064	$ 323,565
Gold bullion	11c	2,688	4,479
Accounts receivable and other	11a	36,542	29,566
Inventories	3	21,909	22,412
Prepaid expenses and deposits		2,940	1,946
		379,143	381,968
Non-current
Cash in trust	9c	829	783
Mining interests, plant and equipment	4	476,198	455,778
Investments and other assets	5	160,285	159,856

Total assets		$ 1,016,455	$ 998,385

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	6	$ 32,699	$ 35,213
Income tax payable		18,628	15,739
Current portion of long-term debt	7	2,979	8,135
Current portion of lease obligations	8	1,870	1,718
Current portion of provisions	9	1,788	1,662
Amounts payable related to acquisitions of mining interests	19a	1,984	1,848
		59,948	64,315
Non-current
Long-term debt	7	308,329	306,131
Lease obligations	8	2,108	2,087
Provisions	9	23,483	22,655
Warrant liabilities	10d	35,928	32,195
Deferred revenue		84,000	84,000
Deferred income taxes		8,688	8,476
Total liabilities		522,484	519,859

Equity
Share capital	10b	625,785	626,042
Share purchase warrants		10,196	10,252
Contributed surplus		177,719	177,315
Accumulated other comprehensive loss		(109,095)	(122,696)
Deficit		(210,634)	(212,387)

Total equity		493,971	478,526

Total liabilities and shareholders’ equity		$ 1,016,455	$ 998,385

Commitments and contingencies	(Note 19)
Subsequent events	(Notes 5a, 10b, 10f, 10g, 10h)

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Operations

(Unaudited; Expressed in thousands of U.S. dollars, except share amounts)

		Three months ended March 31,
	Notes	2022	2021

Revenue	12	$101,322	$101,919

Costs and expenses
Cost of sales	13	53,633	57,026
General and administrative		7,696	4,094
Share-based compensation	10e	1,208	(472)
Social contributions	19b	3,100	2,160

Income from operations		35,685	39,111

Other income (expense)
Finance income		507	299
Finance costs	14	(6,399)	(3,528)
Aris Transaction costs	5a	-	(9,817)
Gain on loss of control of Aris	5a	-	56,886
Loss from equity accounting in associates	5	(1,032)	(2,164)
Gain on sale of Zancudo Project	5b	-	8,913
Gain (loss) on financial instruments	15	(7,316)	42,848
Foreign exchange gain (loss)		(655)	188
		(14,895)	93,625

Income before income tax		20,790	132,736

Income tax expense
Current		(16,244)	(12,579)
Deferred		692	(1,852)
		(15,552)	(14,431)

Net income		$5,238	$118,305

Attributed to shareholders of the Company		$5,238	$124,563
Non-controlling interest		-	(6,258)

		$5,238	$118,305

Net income per share attributed to shareholders of the Company
Basic	17	$0.05	$2.02
Diluted	17	0.05	1.28

Basic weighted average number of common shares outstanding		97,786,490	61,728,037
Diluted weighted average number of common shares outstanding		99,961,040	73,933,724

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited; Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Notes	2022	2021

Net income		$5,238	$118,305

Other comprehensive income (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain (loss) on investment in Amilot, net of $Nil tax (2021 - $Nil)		2	(1)
Unrealized (loss) gain on Gold Notes due to change in credit risk, net of $Nil tax (2021 - $Nil)		-	(75)
Unrealized (loss) gain on Convertible Debentures due to change in credit risk, net of tax $Nil (2021 - $Nil)	7b	190	(770)
Unrealized loss on Aris Gold Notes due to changes in credit risk, net of $Nil tax		-	(674)
Unrealized loss on Aris Gold Notes due to change in credit risk associated with non-controlling interest, net of tax		-	(585)

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees -share of other comprehensive income	5a,5b	2,069	-
Foreign currency translation adjustment		11,340	(16,722)
Foreign currency translation adjustment associated with non-controlling interest		-	(1,014)

Comprehensive income		$18,839	$98,464

Comprehensive income attributable to:
Shareholders of the Company		$18,839	$106,321
Non-controlling interest		-	(7,857)

Comprehensive income		$18,839	$98,464

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Equity

(Unaudited; Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Notes	2022	2021

Common shares
Balance, beginning of period	10	$626,042	$472,219
Exercise of options	10f	-	225
Exercise of warrants	10	869	-
Repurchase of shares	10b	(1,126)	(3,225)
Balance, end of period		625,785	469,219

Share purchase warrants -equity classified
Balance, beginning of period		10,252	-
Exercise of warrants	10	(56)	-
Balance, end of period		10,196	-

Contributed surplus
Balance, beginning of period		177,315	180,498
Exercise of options		-	(58)
Share-based compensation		404	311
Elimination of Aris share-based compensation on loss of control of Aris		-	(4,368)
Balance, end of period		177,719	176,383

Accumulated other comprehensive loss
Balance, beginning of period		(122,696)	(115,837)
Unrealized gain (loss) on investment in Amilot, net of tax		2	(1)
Unrealized (loss) gain on Gold Notes due to changes in credit risk, net of tax		-	(75)
Unrealized (loss) gain on Convertible Debentures due to changes in credit risk, net of tax	7b	190	(770)
Unrealized loss on Aris Gold Notes due to changes in credit risk, net of tax		-	(674)
Equity accounted investees -share of other comprehensive income	5a,5b	2,069	-
Foreign currency translation adjustment		11,340	(16,722)
Recognition of accumulated foreign currency translation adjustment on sale of Zancudo Project		-	688
Recognition of accumulated other comprehensive loss on loss of control of Aris		-	28,578
Balance, end of period		(109,095)	(104,813)

Deficit
Balance, beginning of period		(212,387)	(383,168)
Dividends declared	10b	(3,485)	(2,184)
Recognition of accumulated unrealized gains due to changes in credit risk on Aris Gold Notes on loss of control of Aris		-	(3,521)
Net income attributable to shareholders of the Company		5,238	124,563
Balance, end of period		(210,634)	(264,310)

Non-controlling interest
Balance, beginning of period		-	42,516
Impact of changes in ownership of Aris in the period		-	58,870
Foreign currency translation adjustment		-	(1,014)
Unrealized loss on Aris Gold Notes due to change in credit risk, net of tax		-	(585)
Net loss attributable to non-controlling interest		-	(6,258)
Elimination of non-controlling interest on loss of control of Aris		-	(93,529)
Balance, end of period		-	-

Total equity		$493,971	$276,479

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited; Expressed in thousands of U.S. dollars)

			Three months ended
			March 31,
	Notes		2022	2021
Operating Activities
Net income			$5,238	$118,305
Adjusted for the following items:
Depreciation, depletion and amortization	4		8,325	7,684
Share-based compensation	10e		1,208	(472)
Finance costs	14		6,399	3,528
Foreign exchange			213	859
Loss (gain) on financial instruments	15		6,866	(42,848)
Loss from equity accounting in associates	5		1,032	2,164
Provision for environmental fees	9		22	-
Environmental fees paid	9		-	(9)
Payments of health obligations	9		(147)	(168)
Gain on sale of Zancudo Project	5b		-	(8,913)
Gain on loss of control of Aris			-	(56,886)
Income tax expense			15,552	14,431
Changes in non-cash operating working capital items	16		(6,088)	(9,566)

Operating cash flows before taxes			38,620	28,109
Income taxes paid			(14,411)	(14,492)
Net cash provided by operating activities			24,209	13,617

Investing Activities
Additions to mining interests, plant and equipment	4		(20,257)	(11,120)
Aris Gold Notes redemption, including gold premium	5a		234	-
Purchase of Denarius common shares	5b		(1,316)	-
Sale of gold bullion	11c		2,058	-
Acquisition of Fellsmere			-	(7,015)
Reduction in cash on sale of Zancudo Project			-	(30)
Purchase of Denarius Subscription Receipts			-	(7,942)
Reduction in cash on loss of control of Aris			-	(151,404)
Net cash used in investing activities			(19,281)	(177,511)

Financing Activities
Payment of lease obligations	8		(578)	(623)
Interest paid			(10,553)	(1,011)
Exercises of stock options			-	167
Exercises of warrants	10		397	-
Repurchases of common shares of the Company under NCIB	10b		(1,126)	(3,225)
Payment of dividends on common shares	10b		(3,485)	(2,183)
Repayment of Gold Notes, including Gold Premium			-	(4,249)
Decrease in Gold Trust Account			-	175
Release of cash in escrow in connection with Aris Gold Notes and Aris Subscription Receipts			-	131,345
Financing costs incurred in Aris Transaction			-	(149)
Net cash (used) provided in financing activities			(15,345)	120,247

Impact of foreign exchange rate changes on cash and cash equivalents			1,916	(5,152)

Decrease in cash and cash equivalents			(8,501)	(48,799)
Cash and cash equivalents, beginning of period			323,565	122,508

Cash and cash equivalents, end of period		$	315,064	$73,709

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

GCM Mining Corp. (the “Company” or “GCM”) is a publicly listed entity incorporated under the laws of the Province of British Columbia. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Medellin and Bogota, Colombia and Georgetown, Guyana. The Company is primarily engaged in the acquisition, exploration, development, and operation of mineral properties in Latin America.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, under International Financial Reporting Standards (“IFRS”).

The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2021, except as disclosed herein.

The interim financial statements do not include all the disclosures included in the annual audited consolidated financial statements and accordingly should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2021. These interim financial statements were approved by the Audit Committee of the Company for issue on May 12, 2022.

The interim financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars, rounded to the nearest thousand except when otherwise indicated. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

Consolidation

These financial statements comprise the financial results of the Company, including its subsidiaries, at March 31, 2022 as follows:

Entity	Property/	Registered	Functional	Interest as at
	function		currency(1)	March 31, 2022

GCM Mining Corp.	Corporate	Canada	USD
Gran Colombia Gold, S.A. (“GCG Panama”)	Corporate	Panama	USD	100%
Gold X Mining Corp.	Corporate	Canada	USD	100%
Gran Colombia Gold Segovia Sucursal Colombia	Segovia Operations	Colombia	COP	100%
Goldheart Investment Holdings Ltd.	Toroparu Operations	BVI	USD	100%
ETK Inc.	Toroparu Operations	Guyana	USD	100%
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP	100%
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP	100%

(1) “USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

The consolidated financial statements also include the Company’s equity interests in associates as outlined in Note 5. Investments in Aris Gold Corporation (“Aris”), Denarius Silver Corp. (“Denarius”) and Western Atlas Resources Inc. (“Western Atlas”) are all accounted for using the equity method. As Denarius and Western Atlas are listed on the TSXV, pursuant to which financial reporting typically occurs later than it does for the Company, which is listed on the TSX, the Company uses the financial statements of Denarius and Western Atlas reported for the quarter ended three months earlier in determining its share of the comprehensive income or loss.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Company adopted the following amendment to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the offsetting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022, with no impact on adoption.

New accounting standards issued but not effective

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

3.	INVENTORIES

	March 31,	December 31,
	2022	2021

Mineral inventories	$ 6,708	$ 8,985
Materials and supplies	15,201	13,427
	$ 21,909	$ 22,412

During the three months ended March 31, 2022, the Company recognized in the statement of operations $25.0 million (2021 – $26.0 million) in materials and supplies and $5.2 million (2021 - $4.7 million) in salaries and employee benefits.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	MINING INTERESTS, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	ROU plant and equipment	Construction in progress	E&E assets	Total

Three months ended March 31, 2022

Opening net book value	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778
Additions	7,674	2,192	432	2,051	5,699	18,048
Transfers	-	9,190	-	(9,190)	-	-
Decrease in reclamation liability (Note 9)	(744)	-	-	-	-	(744)
Share-based compensation (Note 10e)	-	-	-	-	94	94
Depreciation and amortization	(4,691)	(3,019)	(595)	-	-	(8,305)
Exchange difference	6,685	3,211	235	846	350	11,327

Closing net book value	$109,089	$64,783	$4,429	$16,909	$280,988	$476,198

As at March 31, 2022
Cost	$272,036	$101,305	$8,055	$43,173	$460,463	$885,032
Accumulated depreciation, Amortization and impairment	(162,947)	(36,522)	(3,626)	(26,264)	(179,475)	(408,834)

Net book value	$109,089	$64,783	$4,429	$16,909	$280,988	$476,198

A summary of the net book value is as follows:
	Mineral properties	Plant and equipment	ROU Plant and equipment	Construction in progress	E&E assets	Total

As at March 31, 2022

Segovia Operations	$109,089	$59,958	$3,948	$16,909	$6,280	$196,184
Toroparu Project	-	4,822	468	-	274,708	279,998
Corporate	-	3	13	-	-	16

Total	$109,089	$64,783	$4,429	$16,909	$280,988	$476,198

As at December 31, 2021
Segovia Operations	$100,165	$50,529	$3,827	$23,202	$4,821	$182,544
Toroparu Project	-	2,676	506	-	270,024	273,206
Corporate	-	4	24	-	-	28

Total	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778

As at March 31, 2022, accounts payable and accrued liabilities (Note 6) includes $4.9 million related to capital expenditures (December 31, 2021 - $7.4 million).

A summary of the depreciation recorded during the three-month periods ended March 31 is as follows:

	2022	2021

Cost of sales expense	$8,236	$7,669
General and administrative expenses	89	15

Total charged to operations	8,325	7,684
Increase in inventories	(415)	(421)
Capitalized depreciation	395	281
	$8,305	$7,544

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	INVESTMENTS AND OTHER ASSETS

	Common		Gold	March 31,	December 31,
	Shares	Warrants	Notes	2022	2021
Aris	$123,970	$ 5,844	$ 9,689	$139,503	$137,867
Denarius	14,520	5,687	-	20,207	21,367
Western Atlas	561	-	-	561	610
Amilot(1)	14	-	-	14	12
As at March 31, 2022	$139,065	$ 11,531	$ 9,689	$160,285	$159,856

(1)	The investments in common shares are accounted for using the equity method, except for Amilot which is accounted for as a financial asset and measured at FVOCI.

The gain (loss) from equity accounting in associates during the three-month periods ended March 31 comprises:

	2022	2021
Aris	$1,364	$2,798
Gold X	-	(245)
Denarius	(2,361)	(4,713)
Western Atlas	(35)	(4)
	$(1,032)	$(2,164)

a)     Aris

i.     Loss of control in Aris

On February 4, 2021, Aris issued 37,777,778 common shares, decreasing the Company’s equity interest in Aris from 53.5% to 44.3%. The reduction in the Company’s equity interest and the change in management of Aris resulted in a loss of control. Accordingly, the Company derecognized related assets, liabilities and non-controlling interest related to Aris on February 4, 2021. These interim financial statements include the results of Aris from January 1 to February 4, 2021, which is the date of loss of control.

The gain on loss of control in Aris recognized in the statement of operations during the three months ended March 31, 2021 of $56.8 million represents the fair value of the investment on February 4, 2021 less the net assets of Aris, non-controlling interest and accumulated foreign currency translation adjustments.

In addition, as result of the loss of control of Aris, $9.8 million in transaction costs associated with the change of control compensation to the previous management of Aris was recognized within Aris transaction costs in the statements of operations during the three months ended March 31, 2021 and $3.5 million of unrealized gains related to credit risk changes on the Aris Gold Notes accumulated in other comprehensive loss was recognized as a credit to deficit in the consolidated statement of equity during the three months ended March 31, 2021.

ii.     Common shares and financial instruments

	Common	Listed	Unlisted	Gold	Total
	Shares (1)	Warrants	Warrants	Notes

As at January 1, 2022	$120,362	$5,838	$1,874	$9,793	$137,867
Change in FVTPL (Note 15)	-	(1,413)	(455)	73	(1,795)
Principal redeemed	-	-	-	(177)	(177)
Gain from equity accounting	1,364	-	-	-	1,364
Equity share of other comprehensive income (2)	2,244	-	-	-	2,244

As at March 31, 2022	$123,970	$4,425	$1,419	$9,689	$139,503

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

(1)

On 4 February 2021, the Company entered into an investor agreement with Aris which, for a period of two years, precludes the Company from selling its common shares or warrants of Aris to a third party without prior consent from Aris.

(2)	Recognized in the Company’s consolidated statement of comprehensive income (loss) during the three months ended March 31, 2022.

As at March 31, 2022, the Company owns a total of 60,991,445 common shares of Aris representing a 44.3% equity interest in Aris (December 31, 2021 – 44.3%). During the three months ended March 31, 2022, the Company recognized a gain of $1.4 million (2021 - $2.8 million) from its share of Aris’ results and a gain of $2.2 million (2021 - $nil) in other comprehensive income from its share of Aris’ comprehensive income.

As at March 31, 2022, the Company owns a total of 18,444,445 Aris Listed Warrants, 7,500,000 Aris Unlisted Warrants and $9.6 million aggregate principal amount of Aris Gold Notes, described as follows:

Aris Listed Warrants

The Aris Listed Warrants, which trade on the Toronto Stock Exchange (“TSX”) under the symbol ARIS.WT, entitle the Company to acquire one common share of Aris until July 29, 2025 at a price of CA$2.75. Aris may accelerate the expiry date of the Aris Listed Warrants after July 29, 2023 in the event that the closing price of the Aris common shares on the TSX is greater than CA$2.75 per share for a period of 20 consecutive trading days. In such case, unless exercised, the Aris Listed Warrants will expire on the 30th day following the date on which such notice is given, and a press release is issued.

The Aris Listed Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value on initial recognition and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Aris Listed Warrants as at March 31, 2022 was determined based on their last traded price, a level 1 fair value input, of CA$0.30 (equivalent to approximately $0.24) per Aris Listed Warrant. During the three months ended March 31, 2022, the Company recognized a loss of $1.4 million (2021 - $1.3 million), related to its Aris Listed Warrants (Note 15).

Aris Unlisted Warrants

The Aris Unlisted Warrants entitle the Company to acquire one common share of Aris until December 19, 2024 at a price of CA$3.00. The Aris Unlisted Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. As at March 31, 2022, the fair value was determined by reference to Aris Listed Warrants. During the three months ended March 31, 2022, the Company recognized a loss of $0.5 million (2021 - $0.4 million), related to its Aris Unlisted Warrants (Note 15).

Aris Gold Notes

The Aris Gold Notes were issued in November 2020 and mature in November 2027. The Aris Gold Notes are secured over all the assets of Aris and receive interest monthly in cash at a rate of 7.5% per annum.

The Aris Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U” and are a financial asset designated at FVTPL. The fair value of the Aris Gold Notes as at March 31, 2022 was determined based on their last traded price, a level 1 fair value input, of $100.50. During the three months ended March 31, 2022, the Company recorded a gain of less than $0.1 million (2021 - loss of less than $0.1 million), representing the total fair value decrease of the Aris Gold Notes (Note 15).

Quarterly amortizing payments, including principal and gold premium (if applicable), commenced in November 2021 and are scheduled to be paid by Aris in February, May, August and November of each year to maturity. In February 2022, the Company received a quarterly amortizing payment in the amount of approximately $0.2 million.

Aris Debenture

Subsequent to March 31, 2022, the Company acquired a $35.0 million convertible senior unsecured debenture in Aris (“Aris Debenture”) on April 12, 2022. The Aris Debenture is due, in cash, on October 12, 2023. At any time after 12 months, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a conversion price of $1.75 per share. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%. The ability of the Company to fully execute its conversion rights under the Aris Debenture is subject to disinterested Aris shareholder approval at its next annual meeting of

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

shareholders expected to take place on June 3, 2022.

b)     Denarius

	Common	Warrants	Total
	Shares

As at January 1, 2022	$15,740	$5,627	$21,367
Additions	1,316	-	1,316
Loss from equity accounting	(2,361)	-	(2,361)
Equity share of other comprehensive loss (1)	(175)	-	(175)
Exchange difference	-	60	60

As at March 31, 2022	$14,520	$5,687	$20,207

(1)	Recognized in the Company’s consolidated statement of comprehensive income (loss) during the three months ended March 31, 2022.

On March 29, 2022, the Company acquired 3,430,000 common shares of Denarius at a price of CA$0.475 per share in a block trade on the open market for cash consideration of approximately $1.3 million, increasing its equity interest in Denarius to approximately 28.6% as at March 31, 2022 (December 31, 2021 – 27%). During the three months ended March 31, 2022, the Company recognized a loss from equity accounting of $2.4 million (2021- $4.7 million) from its share of Denarius’s results (2021 - $nil million) due to changes in ownership of Denarius in the period. In addition, the Company recognized a loss of $0.2 million (2021 - $nil) in other comprehensive income from its share of Denarius’s comprehensive loss during the three months ended March 31, 2022.

Sale of Zancudo Project

On February 19, 2021, the Company completed the sale of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of Denarius with an ascribed value of $9.6 million. During the three months ended March 31, 2021, the Company recognized a gain on sale of the Zancudo Project of $8.9 million.

Denarius Subscription Receipts

On March 17, 2021, the Company acquired 22,222,223 units of Denarius in a non-brokered private placement of 75,000,000 subscription receipts (the “Denarius Subscription Receipts”) at a price of CA$0.45 per unit for a total cash consideration of CA$10.0 million (equivalent to approximately $7.9 million). During the three months ended March 31, 2021 the Company recorded a gain on financial instruments of $4.6 million in the statement of operations (Note 15).

c)     Western Atlas

	Common Shares	Warrants

As at January 1, 2022	$ 595	$14
Loss from equity accounting	(35)	-
Change in fair value through profit and loss (Note 15)	-	(14)

As at March 31, 2022	$ 561	$-

As at March 31, 2022, the Company holds a 25.75% equity interest in Western Atlas (December 31, 2021 – 25.77%). During the three months ended March 31, 2022, the Company recognized a loss of less than $0.1 million related to its share in the results of Western Atlas (2021 – less than $0.1 million).

As at March 31, 2022 and December 31, 2021, the Company owned 21,955,294 share purchase warrants (“Western Atlas Warrant”). The Western Atlas Warrants consist of: (i) 7,955,294 share purchase warrants exercisable at CA$0.20 per share that expire in October 2022 and (ii) 14,000,000 share purchase warrants exercisable at CA$0.15 per share that expire in July 2022.

The Western Atlas Warrants are derivative instruments and have been designated at FVTPL. During the three months ended March 31, 2022, the Company recorded a loss of less than $0.1 million, (2021 – gain of $0.1

Page | 12

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

million) representing the total fair value adjustment for the Western Atlas Warrants. The fair value of the Western Atlas Warrants at March 31, 2022 was approximately $nil (December 31, 2021 – $0.1 million), determined using the Black-Scholes pricing model and level 2 fair value inputs, including expected share price volatility averaging of 9.54% (December 31, 2021– 55.23%), risk free interest rate of 2.17% (December 31, 2021 – 0.91%), dividend yield of 0% (December 31, 2021 – 0%), expected average life of 0.4 years (December 31, 2021 – 0.7 years).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2022	2021

Trade payables related to operating, general and administrative expenses	$15,268	$15,537
Trade payables related to capital expenditures	4,930	7,449
Segovia social contributions payable (Note 19b)	527	777
Other non-income taxes payable	3,487	3,782
DSU and PSU liabilities (Note 10g and 10h)	5,132	4,179
Dividend payable	1,174	1,163
Other provisions and accrued liabilities	2,181	2,326

Total accounts payable and accrued liabilities	$32,699	$35,213

7.	LONG-TERM DEBT

			Principal	Interest	March 31,	December
	Maturity	Currency	Amount	Rate	2022	31, 2021

Senior Notes	2026	USD	$300,000	6.875%	$291,138	$294,800
Convertible Debentures	2024	CA	18,000	8.00%	20,170	19,466

Total					311,308	314,266
Less: current portion					2,979	8,135

Non-current portion					$308,329	$306,131

a)   Senior Unsecured Notes due 2026 (“Senior Notes”)

Amount

Carrying value of the debt as at January 1, 2022	$295,796
Interest expense accrued	5,156
Interest expense paid	(10,312)
Accretion of discount (Note 14)	561

Carrying value of the debt as at March 31, 2022	291,201

Carrying value of the embedded derivative asset as at January 1, 2022	996
Change in FVTPL (Note 15)	(933)

Carrying value of the embedded derivative asset as at March 31, 2022	63
Total carrying value of the Senior Notes as at March 31, 2022	291,138
Less: current portion, represented by accrued interest	(2,979)

Non-current portion	$288,159

On August 9, 2021, the Company issued $300 million face value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

Page | 13

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Prior to August 9, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest.

In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes on the consolidated balance sheet. The debt component was initially recognized at $286.8 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is considered to be a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s statement of earnings.

The discount and transaction costs incurred on issuance of the Senior Notes totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.944%, including the 6.875% coupon.

b)     Convertible Debentures

	Number of
	Debentures	Amount

As at January 1, 2022	18,000	$19,466
Change in fair value through profit and loss (Note 15)	-	681
Change in FVOCI due to changes in credit risk	-	(190)
Exchange difference	-	213

As at March 31, 2022, non-current	18,000	$20,170

As at March 31, 2022, a total of CA$18.0 million in aggregate principal amount (equivalent to approximately $14.4 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

The Convertible Debentures are a financial liability and have been designated at FVTPL. At March 31, 2022, the fair value of the Convertible Debentures has been determined using the binomial pricing model and level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 50.11% (2021 – 58.22%), risk free interest rate of 2.76% (2021 – 1.61%), dividend yield of 3.21% (2021 – 3.58%), and credit spread of 10.39% (2021 – 9.89%).

During the three months ended March 31, 2022, the Company recorded a loss due to changes in fair value of

$0.7 million (three months ended March 31, 2021 – a gain of $7.1 million) in the statement of operations (Note 15) and a gain of $0.2 million (three months ended March 31, 2021 – a loss of $1.0 million) related to the change in credit risk was recognized in the statement of other comprehensive income.

Page | 14

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	LEASE OBLIGATIONS

			Interest	March 31,	December 31,
	Maturity	Currency	rate	2022	2021

Leases	2022 to 2026	COP	12.12%	$3,484	$3,265
Leases	2022	CA	6.02%	20	32
Leases	2022	USD	6.50%	474	508

Total lease obligations				3,978	3,805
Less: current portion				1,870	1,718

Non-current portion				$2,108	$2,087

The Company’s lease obligations are related primarily to plant and equipment used in mining operations in Colombia and office premises in Canada, Colombia and Guyana, with payments made on a monthly basis.

The table below summarizes the changes in lease obligations during the three months ended March 31, 2022:

Amount

As at January 1, 2022	$3,805
Additions	458
Accretion (Note 14)	83
Lease payments	(578)
Exchange difference	210
As at March 31, 2022	$3,978

The undiscounted and discounted future lease payments are as follows:
March 31,
2022
Undiscounted contractual payments
Within one year	$2,108
More than one year	2,263

Total undiscounted lease obligations	4,371
Amount representing interest	(393)

Lease obligations – discounted	$3,978

During the three months ended March 31, 2022, the Company recognized total payments in the consolidated statement of cash flows in the amount of $0.6 million (2021 - $0.6 million). Scheduled future undiscounted lease payments, comprising principal and interest, are as follows:

	2022	2023	2024	2025	Thereafter	Total

Total payments	$2,039	$1,325	$582	$284	$141	$4,371

Page | 15

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	PROVISIONS

A summary of changes to provisions during the three months ended March 31, 2022 is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total

As at January 1, 2022	$ 8,424	$ 5,732	$ 10,161	$ 24,317
Payments in the period	-	-	(147)	(147)
Effect of changes in estimates	(744)	-	-	(744)
Recognized in the period	-	22	-	22
Accretion of discount (Note 14)	100	21	214	335
Exchange difference	495	359	634	1,488

As at March 31, 2022	8,275	6,134	10,862	25,271
Less: current portion	49	1,099	640	1,788

Non-current portion	$ 8,226	$ 5,035	$ 10,222	$ 23,483

a)	Reclamation and rehabilitation provision (“ARO”)

The ARO provision recorded by the Company represents management’s best estimate of the future reclamation and remediation obligation for its Segovia Operations and does not include any future costs related to reclamation and remediation in the Toroparu Project still to be constructed. The estimated amount, and timing thereof, of the future reclamation and remediation costs is inherently uncertain and will be revised as further information becomes available. Actual future expenditures and timing may therefore differ materially from the amounts currently provided.

Environmental obligations for the Company’s Segovia Operations are governed by an environmental management plan which has been filed with the local environmental authority and is updated periodically. Although the Company is not currently required under its environmental management plan to prepare a comprehensive closure plan for its Segovia Operations, the Company has estimated the undiscounted costs to be incurred with respect to mine closure cost and reclamation activities, including tailings storage facilities, to be approximately COP 50.6 billion, equivalent to approximately $13.5 million at the March 31, 2022 exchange rate (December 31, 2021 – COP 50.6 billion, equivalent to $12.7 million).

Estimated costs underlying the Company’s ARO provision have been discounted to their present value using the following assumptions:

	Expected date of expenditures	Inflation rate	Pre-tax risk free rate	Undiscounted cash flow

Segovia Operations	2022-2030	3.01%	9.51%	$13,512

b)	Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $7.9 million at the March 31, 2022 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP 13.7 billion (approximately $3.6 million at the March 31, 2022 exchange rate) related to the present value of its best estimate of the potential liability for these fees (December 31, 2021 – COP 13.7 billion equivalent to approximately $3.4 million).

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the

Page | 16

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.3 million) related to an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At March 31, 2022, the Company has a provision in the amount of $2.4 million (December 31, 2021 - $2.3 million) related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

c)	Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 40.5 billion (approximately $10.2 million) is based on an actuarial report prepared as at December 31, 2021 with an inflation rate of 3.4% and a discount rate of 8.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At March 31, 2022, non-current cash in trust includes approximately $0.7 million deposited in a restricted cash account as security against this obligation (December 31, 2021 - $0.6 million).

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at March 31, 2022, the Company had 97,900,187 common shares issued and outstanding (December 31, 2021 – 98,000,774 common shares).

During the three months ended March 31, 2022, the Company issued a total of 38,214 common shares for Gold X Warrants exercised and 145,400 common shares for Listed Warrants exercised.

During the three months ended March 31, 2021, the Company issued a total of 83,333 common shares for the exercise of stock options.

Normal Course Issuer Bid (“NCIB”)

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period from October 20, 2021 through October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the three months ended March 31, 2022, the Company purchased a total of 284,201 common shares for cancellation at an average price of CA$4.99, representing a total cost of approximately $1.1 million.

Subsequent to March 31, 2022, the Company purchased a total of 100,000 common shares in April 2022 for cancellation at an average price of CA$5.44, representing a total cost of approximately $0.4 million.

Page | 17

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Dividends

Declaration date	Payment date	Per share	Amount Paid or Payable in CA	Amount Recorded in Deficit

December 15, 2021	January 17, 2022	CA$0.015	$ 1,470	$ 1,163
January 17, 2022	February 15, 2022	CA$0.015	1,467	1,154
February 15, 2022	March 15, 2022	CA$0.015	1,466	1,157

Total paid in the period			4,403	3,474
March 15, 2022 (1)	April 18, 2022	CA$0.015	1,469	1,174

Total			$ 5,872	$ 4,648

(1)	Included in accounts payable and accrued liabilities as at March 31, 2022 (Note 6).

c)	Share purchase warrants – equity classified

	Number	Amount

As at January 1, 2022	9,338,965	$10,252
Exercised in the period (1)	(55,000)	(56)

As at March 31, 2022	9,283,965	$10,196

(1)	Resulted in the issuance of 38,214 common shares of the Company based on the Exchange Ratio at the acquisition date. The exercise price per Gold X Warrant exercised averaged CA$3.16.

The table below summarizes information about the Gold X Warrants issued and outstanding as at March 31, 2022:

Expiry date	Gold X Warrants	Common shares	Exercise price
	outstanding	issuable	(CA$/Gold X Warrant)

October 12, 2022	2,046,500	1,421,908	$4.00
January 23, 2023	154,590	107,409	4.00
July 20, 2023	2,678,000	1,860,674	3.20
June 12, 2024	1,190,750	827,333	1.32
August 27, 2024	3,214,125	2,233,174	2.80

	9,283,965	6,450,498	$3.01

d)	Share purchase warrants – liability classified

The following table summarizes the changes in the number of issued and outstanding warrants and the associated warrant liabilities for warrants issued by the Company:

	Listed Warrants		Unlisted Warrants
	Warrants (GCM.WT.B)		2019 PP Warrants		2020 PP Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount

As at January 1, 2022	10,304,455	$25,440	3,260,870	$3,695	7,142,857	$3,060	$32,195
Exercised	(145,400)	(416)	-	-	-	-	(416)
Change in FVTPL (Note 15)	-	3,747	-	(218)	-	235	3,764
Exchange difference	-	313	-	36	-	36	385

As at March 31, 2022	10,159,055	$29,084	3,260,870	$3,513	7,142,857	$3,331	$35,928

Listed Warrants (GCM.WT.B)

The Listed Warrants expire on April 30, 2024 and represent a financial liability as the exercise price of CA$2.21 per share is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As

Page | 18

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

such, they were recognized at fair value at inception and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Listed Warrants as at March 31, 2022 was determined based on their last traded price, a level 1 fair value input, of CA$3.58 (equivalent to approximately $2.86) per 2024 Warrant.

During the three months ended March 31, 2022, the Company recognized a fair value loss of $3.7 million associated with the Listed Warrants (2021 – fair value gain of $18.3 million).

Unlisted Warrants

The Company has unlisted share purchase warrants outstanding related to a private placement completed in 2019 (the “2019 PP Warrants”) and the 2020 PP Warrants. These unlisted warrants represent a financial liability as the exercise price is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As such, they were recognized at fair value at inception and, subsequently, they are remeasured with the change in fair value being recognized in the statement of operations.

At March 31, 2022, the fair value of the Company’s Unlisted Warrants was determined using the Black-Scholes option pricing model and the following inputs:

Expiry date	February 6, 2023	November 5, 2023
Number of warrants	7,142,857	3,260,870
Exercise price	CA$6.50	CA$5.40
Expected volatility	40.10%	43.50%
Risk free interest rate	2.17%	2.17%
Expected dividend yield	3.08%	3.08%
Remaining life in years	0.9	1.6
Fair value	$ 3,331	$ 3,513

During the three months ended March 31, 2022, the Company recognized a fair value loss of less than $0.1 million associated with the Unlisted Warrants (2021 – fair value gain of $15.4 million) (Note 15).

e)	Share-based compensation expense (recovery)

	Three months ended March 31,
	2022	2021

Stock options granted by the Company (Note 10f)	$311	$-
DSUs granted by the Company (Note 10g)	396	(586)
PSUs granted by the Company (Note 10h)	501	(326)
Stock options granted by Aris	-	311
DSUs granted by Aris	-	129

Total share-based compensation expense	$1,208	$(472)

During the three months ended March 31, 2022, the Company also capitalized approximately $0.1 million of share-based compensation related to stock option grants to E&E assets.

f)	Stock option plan

The Company has a “rolling” Stock Option Plan (the “Plan”) whereby the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. To-date, almost all stock options granted have a five-year term from the date of grant.

Page | 19

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of the change in the stock options outstanding for the three months ended March 31, 2022 is as follows:

	Outstanding	Exercise price (CA)(1)

Balance, January 1, 2022	2,482,332	$4.49
Granted during the period	600,000	5.45
Cancelled during the period	(52,000)	5.59

Balance, March 31, 2022	3,030,332	$4.66

(1)	Amounts represent the weighted average exercise price per common share.

During the three months ended March 31, 2022, 600,000 stock options were granted to management associated with the Toroparu Project, with an exercise price of CA$5.45 (2021 – nil), of which 50% of the stock options vest in one year and the remaining 50% vest in two years.

During the three months ended March 31, 2021, 83,333 stock options were exercised at an exercise price of CA$2.55 per share for proceeds of $0.2 million.

A summary of the stock options granted and the share-based compensation cost recorded by the Company for the three months ended March 31, 2022, including the inputs used in the determination of the fair values of the stock options using the Black-Scholes option pricing model, is as follows:

Expiry date	January 26, 2027
Number of stock options granted		600,000
Term		5 years
Vesting		2 years
Share-based compensation capitalized		$ 94
Grant date fair value per option		$1.27
Weighted average Black-Scholes option pricing model inputs:
Market price of the shares at grant date	CA$	5.45
Exercise price	CA$	5.45
Dividends expected		3.30%
Expected volatility		55.33%
Risk-free interest rate		1.22%
Expected life of options		2.5 years

The table below summarizes information about the stock options granted by the Company that are outstanding and vested as at March 31, 2022:

Expiry date	Outstanding and exercisable options	Options vested	Remaining contractual life in years	Exercise price (CA$/share)

April 3, 2022	194,999	194,999	0.0	$2.55
December 12, 2022	53,333	53,333	0.7	2.55
June 14, 2023	475,000	475,000	1.2	3.16
April 1, 2024	265,000	265,000	2.0	3.67
April 1, 2025	520,000	520,000	3.0	4.05
July 2, 2025	50,000	50,000	3.3	6.88
April 1, 2026	912,000	-	4.0	6.04
January 26, 2027	560,000	-	4.8	5.45

	3,030,332	1,558,332	3.04	$4.66

Subsequent to March 31, 2022, the Company granted a total of 1,091,000 stock options on April 1, 2022 to executive officers and management of the Company at an exercise price of CA$5.84 and a five-year term expiring April 1, 2027, of which 1,061,000 will vest on April 1, 2023 and 30,000 will vest on April 1, 2024.

Subsequent to March 31, 2022, a total of 194,999 stock options were exercised in April 2022 for gross proceeds of CA$497,000.

Page | 20

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

g)	Deferred Share Units (“DSUs”)

A summary of changes to the DSU liability during the three months ended March 31, 2022 is as follows:

Amount

Balance, January 1, 2022	$2,979
Share-based compensation expense (Note 10e)
DSUs recognized in the period	112
Change in fair value	284
Exchange difference	35

Balance, March 31, 2022	$3,410

The DSU liability at March 31, 2022 was determined based on the Company’s closing share price, a level 1 fair value input, of CA$5.84 per share (equivalent to approximately $4.67 per share) (December 31, 2021 – CA$5.33 per share equivalent to approximately $4.22 per share). As at March 31, 2022, the Company had 639,763 vested DSUs, 78,075 DSUs that will vest on April 1, 2022 and 20,316 DSUs that will vest on August 1, 2022.

Subsequent to March 31, 2022, the Company granted a total of approximately $0.7 million of DSUs on April 1, 2022 to its six non-executive directors representing a total of 141,216 DSUs at a price of CA$5.84 per share which will vest on April 1, 2023.

h)	Performance Share Units (“PSUs”)

As at March 31, 2022, the Company had 398,040 PSUs outstanding (December 31, 2021 – 378,618). During the three months ended March 31, 2022, a total of 2,993 Dividend Equivalent Units were added to the holders’ accounts. A total of 133,849 PSUs vested on March 31, 2022 and the Company paid a total of approximately $0.6 million in April 2022 in settlement of these PSUs. Of the remaining PSUs, 148,269 PSUs will vest on March 31, 2023 and 115,922 PSUs will vest on March 31, 2024.

The changes to the PSU liability during the three months ended March 31, 2022 are summarized as follows:

Total

Balance, January 1, 2022	$1,200
Share-based compensation expense (Note 10e)	501
Exchange difference	21

Balance, March 31, 2022	$1,722

The fair value of the PSU liability at March 31, 2021 was determined using the actual value of the PSUs which vested on March 31, 2022 and, for the PSUs that will vest in 2023 and 2024, using Monte Carlo simulations that capture all the features of the PSUs and level 2 fair value inputs.

Subsequent to March 31, 2022, a total of 163,686 PSUs were granted on April 1, 2022 to executive officers and senior management at a price of CA$5.84 per share which will vest on March 31, 2025.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	FINANCIAL RISK MANAGEMENT

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Credit risk

	March 31, 2022	December 31, 2021

Trade accounts receivable	$507	$80
VAT receivable	34,726	27,230
Other, net of allowance for doubtful accounts	1,309	2,256

Total accounts receivable and other	$36,542	$29,566

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk arises primarily from the Company’s cash balances, which are held with highly rated Canadian, U.S. and Colombian financial institutions, VAT and accounts receivable. Timing of collection for the VAT receivables is in accordance with the local tax authority’s regulations. As at March 31, 2022, the Company expects to recover the outstanding amount in the next 12 months.

The Company delivers all of its production under a refining agreement with an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. In the event that this customer is unable to perform under the contractual arrangement, the Company does have other avenues through which it can sell its production.

b)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

translation of foreign currency components that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through Other Comprehensive Income per IAS 21.

●

translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“CA”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the statement of operations.

The following table summarizes, in USD equivalents, the Company’s major currency exposures as at March 31, 2022:

	CA	COP	GYD

Cash	$855	$25,603	$542
Accounts receivable	9	36,408	-
Cash in trust, non-current	-	690	-
Warrants in associates	11,531	-	-
Accounts payable and accrued liabilities, including amounts payable related to acquisitions of mining interests	(6,876)	(22,362)	(197)
Income tax payable	-	(18,628)	-
Convertible Debentures	(20,170)	-	-
Warrant liabilities	(35,928)	-	-
Lease obligations	(20)	(3,484)	(474)

Net financial liabilities	$(50,599)	$18,227	$(129)

Based on the net exposure at March 31, 2022, a 10% depreciation or appreciation of the CA against the USD would result in a $5.1 million increase or decrease in the Company’s after-tax net income and a 10% depreciation or appreciation of the COP against the USD would result in a $1.8 million decrease or increase in the Company’s other comprehensive income.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

c)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company has not designated commodity hedging contracts as accounting hedges under IFRS 9. As at March 31, 2022, the Company holds 1,500 ounces of gold bullion with a carrying value of approximately $2.7 million.

In January and early February 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the three months ended March 31, 2022, call options on 10,000 ounces of gold were exercised by the option holder and the Company recorded loss on commodity hedging contracts of approximately $0.5 million (Note 15).

d)	Fair value risk

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS requires an entity to classify financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

●	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

●	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The fair values of cash and cash equivalents, cash in escrow, cash in trust, accounts receivable, accounts payable and accrued liabilities, and taxes payable, approximate their carrying values due to the short term to maturity of these financial instruments.

e)	Capital management

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include equity attributable to its shareholders and non-controlling interest of $494.0 million (2021 – $478.5 million) and its debt of $311.3 million (2021 – $314.3 million).

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. As of March 31, 2022, other than certain restrictive covenants related to incurring additional indebtedness under the terms of the Senior Notes, the Company is not subject to any externally imposed capital requirements.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

f)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company’s financial obligations currently consist of the following:

●

Accounts payable and accrued liabilities: These arise during the normal course of business and are paid from operating cash flow, and except under certain exceptions, are usually due within no later than one month. The Company from time to time may also enter into payment plans to pay these amounts over extended periods, typically less than 12 months.

●

Amounts payable for acquisitions of mining interests: Principally represents compensation agreements with artisanal miners in Zona Alta at Marmato. Payments related to these compensation agreements have been suspended by the Company since 2013 and the Company is currently evaluating its options with respect to these compensation agreements.

●	Lease obligations: These obligations represent lease payments related to ROU assets over the life of the lease contracts (Note 8).

●	Long-term debt: The Senior Notes are carried at amortized cost. The Convertible Debentures are carried at fair value and no principal repayment is required until the date of maturity on April 5, 2024.

The carrying value of accounts payable and accrued liabilities and amounts payable for acquisitions of mining interests approximates their respective fair values as they are short-term in nature.

The following table summarizes the Company’s financial instruments that are carried at fair value in accordance with the classification of fair value input hierarchy in IFRS 13, Financial Instruments – Disclosures.

	Level 1	Level 2	Level 3	Total

As at March 31, 2022
Financial assets
Investments and other assets (Note 5)	$19,801	$1,419	$-	$21,220
Embedded derivative (Note 7a)	-	63	-	63
Financial liabilities
Convertible Debentures (Note 7b)	-	20,170	-	20,170
Listed Warrants (Note 10d)	29,084	-	-	29,084
Unlisted Warrants (Note 10d)	-	6,844	-	6,844
Deferred revenue	-	84,000	-	84,000
DSU liability (Note 10g)	3,410	-	-	3,410
PSU liability (Note 10h)	-	1,722	-	1,722

12.	REVENUE

	Three months ended
	March 31,

	2022	2021

Gold	$99,783	$100,241
Silver	1,539	1,678

	$101,322	$101,919

13.	COST OF SALES

	Three months ended
	March 31,

	2022	2021

Production costs	$42,146	$45,998
Production taxes	3,229	3,359
Provision for environmental fees	22	-
Depreciation, depletion, and amortization	8,236	7,669

	$53,633	$57,026

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	FINANCE COSTS

	Three months ended
	March 31

	2022	2021

Interest expense	$5,420	$1,553
Gold Premium payment	-	1,361
Accretion of Senior Notes (Note 7a)	561	-
Financing fees related with Aris Transaction	-	149
Accretion of lease obligation (Note 8)	83	119
Accretion of provisions (Note 9)	335	346

	$6,399	$3,528

15.	(LOSS) GAIN ON FINANCIAL INSTRUMENTS

The Company has recorded (losses) gains from changes in fair value of the following items recorded at FVTPL:

	Three months ended
	March 31

	2022	2021

Financial assets
Gold X Warrants	$-	$924
Western Atlas Warrants (note 5c)	(14)	96
Aris Listed Warrants held by the Company (Note 5a)	(1,413)	(1,288)
Aris Unlisted Warrants held by the Company (Note 5a)	(455)	(516)
Aris Gold Notes held by the Company (Note 5a)	73	(200)
Premium received on Aris Gold Note redemption	57	-
Denarius Subscription Receipts (Note 5b)	-	4,636
Gold bullion	266	(287)
Embedded derivative asset in Senior Notes (Note 11a)	(933)	-
Commodity hedging contracts (Note 11c)	(450)	-

	(2,869)	3,365

Financial liabilities
Gold Notes	-	1,136
Convertible Debentures (Note 7b)	(681)	7,112
Company’s Listed Warrant liability (Note 10d)	(3,747)	18,254
Company’s Unlisted Warrant liability (Note 10d)	(19)	15,424
Aris Listed Warrants	-	(1,241)
Aris Unlisted Warrants	-	(129)
Aris Gold Notes	-	1,428
Aris Subscription Receipts	-	(2,501)

	(4,447)	39,483

Net (loss) gain on financial instruments	$(7,316)	$42,848

16.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended
	March 31

	2022	2021

Accounts receivable	$(4,942)	$(4,254)
Inventories	1,651	4,818
Prepaid expenses and deposits	(884)	612
Accounts payable and accrued liabilities	(1,913)	(10,742)

	$(6,088)	$(9,566)

Page | 25

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	EARNINGS PER SHARE

The basic weighted earnings per share amounts are calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

	Three months ended
	March 31

	2022	2021

Net income attributed to the shareholders of the Company	$5,238	$124,563

Basic weighted average number of shares	97,786,490	61,728,037

Basic earnings per common share	$0.05	$2.02

The basic earnings per share amounts are calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

The following table sets forth the computation of diluted earnings per share:

	Three months ended
	March 31

	2022	2021

Net income attributed to the shareholders of the Company	$5,238	$124,563
Add (deduct):
Interest on Convertible Debentures	-	317
Fair value gain on Convertible Debentures	-	(7,112)
Fair value gain on Listed Warrants	-	(18,254)
Fair value gain on Unlisted Warrants	(218)	(5,032)

	$5,020	$94,482

Basic weighted average number of shares	97,786,490	61,728,037
Effective of dilutive securities:
Stock options	574,862	702,402
Convertible Debentures	-	4,210,526
Listed Warrants	-	6,871,152
Unlisted Warrants	1,599,688	481,607

Diluted weighted average number of shares	99,961,040	73,993,724

Diluted income per share	$0.05	$1.28

For the three months ended March 31, 2022, the diluted weighted average number of shares does not include the potential dilution from a total of 8,722,174 shares associated with certain stock options and Gold X Warrants, the 2020 PP Warrants and the Convertible Debentures as they would be anti-dilutive.

18.	SEGMENT DISCLOSURES

Each of the Company’s reportable operating segments generally consists of an individual mining property or cash generating unit managed by a single general manager and operations management team. The Company owns and operates its Segovia Operations in Colombia and its Toroparu Project in Guyana.

For the three months ended March 31, 2021 and the period up to the loss of control of Aris on February 4, 2021, the Company’s reportable operating segments also included the Marmato Project in Colombia and the Juby Project in Ontario, both of which are owned and operated by Aris.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

For the three months ended March 31, 2022 and 2021, all the Company’s sales were made to one customer under a long-term supply agreement in the Colombian segment. There were no sales or revenue earned from the other segments.

The following table shows the Company’s reportable segments and its geographic locations:

	Colombia	Guyana	Colombia		Total
	Segovia	Toroparu	Marmato
	Operations	Project	Project	Corporate

Three months ended March 31, 2022
Net income (loss)	$27,147	$-	$-	$(21,909)	$5,238
Capital expenditures	11,179	6,869	-	-	18,048

As at March 31, 2022
Total assets	$304,050	$283,050	$-	$429,355	$1,016,455
Total liabilities	78,168	85,262	-	359,054	522,484

Three months ended March 31, 2022
Net income (loss)	$26,596	$-	$(13,469)	$105,178	$118,305
Capital expenditures	8,967	-	2,153	3,275	11,120

As at December 31, 2021
Total assets	$276,298	$279,380	$-	$442,707	$998,385
Total liabilities	79,126	85,367	-	355,366	519,859

19.	COMMITMENTS AND CONTINGENCIES

a)	Marmato Project – Zona Alta and Echandia Commitments

(i) Mining title contracts – title transfers approved: As at March 31, 2022, the Company has a total of COP 0.8 billion, equivalent to $0.2 million (December 31, 2021 – COP 0.8 billion; $0.2 million), remaining to be paid under agreements to purchase additional mining titles related to the Marmato property which is included in amounts payable for acquisition of mining interests in current liabilities.

(ii) Mining title contracts – title transfers pending approval: the Company has three mining title contracts for which the approval for the transfer of title has not yet been obtained from the government authorities. If government approval is not obtained, the Company will no longer be required to make further payments. As at March 31, 2022, the Company has commitments under these contracts to spend an additional COP 14.9 billion ($4.0 million) (December 31, 2021 – COP 14.9 billion or $3.7 million) which has not been included in amounts payable for acquisition of mining interests.

(iii) Amounts payable related to acquisition of mining interests: As at March 31, 2022, a total of COP 7.0 billion ($1.8 million) including interest, is included in amounts payable for acquisition of mining interests related to agreements to compensate artisanal miners who would be required to cease mining activities at the Company’s Marmato Project (December 31, 2021 – COP 7.0 billion; $1.7 million). Payments related to these agreements have been suspended since 2013 and the Company is continuing to seek a resolution to the outstanding obligations.

b)	Segovia social contributions

With respect to Segovia Operations, the Company makes contributions to a trust account to fund local social programs in each quarter in which it produces a minimum of 15,000 ounces of gold. The contribution rate is $4 per ounce of gold production at the minimum gold price of $700 per ounce and increases by $2 per ounce for each $50 increment in the price of gold. Based on the Company’s gold production during the three months ended March 31, 2022, the Company incurred a total expense for social contributions of $2.6 million (2021 – $2.1 million).

Page | 27

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

March 31, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

c)	Arbitration Proceedings under Free Trade Agreement

In May 2018, as a consequence of ongoing impediments to establishing mining operations in Zona Alta and Echandia at Marmato due to the presence of illegal miners who have not only impeded mining operations in the area by the Company but also curtailed access to it, along with certain related matters associated with its Segovia Operations, the Company filed a request for institution of arbitration proceedings with the International Centre for Settlement of Investment Disputes against the Republic of Colombia (“FTA Claim”). The arbitration proceedings center on claims against Colombia for its non-compliance with its obligations under the Free Trade Agreement which effectively continues to preclude the Company from establishing operations in Zona Alta and Echandia. The arbitration proceedings are in process; however, a decision on the matter is expected to be more than 12 months away.

d)	Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. No such provisions have been recorded by the Company.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

e)	Commitments

As at March 31, 2022 the Company has future purchase commitments of approximately $6.3 million related to capital expenditures associated with the Toroparu Project

In 2013, ETK, Inc., an indirect wholly-owned subsidiary of Gold X, entered into an agreement for consulting services to be provided by the former owner of the Toroparu property. The agreement provides a payment of $1.0 million (“Base Payment”) on an annual basis for eight years commencing on the first anniversary after the Company receives sufficient cash flow from the Toroparu Project to pay back its actual costs incurred in developing and constructing the Toroparu Project plus financing costs incurred. The Base Payment will be indexed to increases in the average monthly gold price up to a maximum of $2.0 million per annum. After the eight-year period, an annual payment of up to a maximum of $1.0 million per annum will be payable on annual basis in each of the following five years if the price of gold averages more than $1,750 per ounce for some or all of each of the respective years.

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